SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 8, 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release dated December 8, 2022, “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: December 8, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)
DEALINGS IN SECURITIES

Shareholders of DRDGOLD (“ Shareholders
”) are advised that in terms of the

equity settled long-term incentive
scheme

(“
LTI

Scheme
”),

as

approved

by

Shareholders

on

2

December

2019,

qualifying

employees
(“ Participants
”) are awarded conditional

shares on an annual

basis, comprising performance shares (80%

of the
total conditional shares awarded)

and retention shares (20%

of the total

conditional shares awarded) (“
Awards
”).

Awards vest 3 years after grant

date (“
Vesting Period
”), subject to the rules

of the LTI Scheme, including certain
performance conditions being met. Notwithstanding the Vesting Period, the LTI Scheme made provision for 50%
of the Awards made in December 2019

(“
2019 Awards
”) to vest in December 2021

(being 2 years after the

grant
date) and the remaining 50% to

vest in December 2022 (being 3

years after the grant date),

subject to the rules
of the LTI

Scheme. Vested

Awards are settled in the form of

DRDGOLD ordinary shares (“
DRDGOLD Shares ”)
at a zero-exercise price.
DRDGOLD

hereby

advises

Shareholders

of

the

off-market

vesting

of

50%

of

the

2019

Awards

to

directors,
prescribed

officers

and the

company secretary

of DRDGOLD

and its

major

subsidiaries

on 2

December

2022
(“ Vesting
”),

the

deemed

value

of

which

is

based

on

the

closing

price

of

a

DRDGOLD

Share

on

the

date
immediately preceding the date of Vesting,

being R11.80 on 1 December

2022.

Furthermore,

various

Participants have

elected to

dispose

of all

or a

portion of

the vested

DRDGOLD

Shares
(“
Relevant

DRDGOLD

Shares
”).

Accordingly,

in

order

to

facilitate

the

disposal

of

the

Relevant

DRDGOLD
Shares,

a

pooled

sale

arrangement

has

been

put

in

place

in

terms

of

which

the

aggregate

of

the

Relevant
DRDGOLD

Shares

are

being

disposed

of,

by

an

independent

third

party,

through

various

on-market

trades
(“ Sales ”).
The details of the Vesting and

Sales

(to date) are set out below:
Vesting

Company Name Number of
conditional
shares subject
to Vesting
Performance
shares
Retention
shares
Deemed value
of vested
conditional
shares
Directors
Niël Pretorius DRDGOLD 534 660 427 728 106 932 R6 308 988.00
Riaan Davel DRDGOLD 258 761 207 009 51 752 R3 053 379.80
Henry Gouws Ergo Mining
Proprietary Limited
(“ Ergo ”)
177 497 141 998 35 499 R2 094 464.60
Mark Burrell Ergo 117 638 94 110 23 528 R1 388 128.40
Henriette
Hooijer
Far West Gold
Recoveries
Proprietary Limited
(“ FWGR ”)
80 292 64 234 16 058 R947 445.60
Kevin Kruger FWGR 146 977 117 582 29 395 R1 734 328.60
Prescribed
officer
Jaco
Schoeman
DRDGOLD 258 761 207 009 51 752 R3 053 379.80
Prescribed
officer and
company
secretary
Elise Beukes DRDGOLD 38 181 30 545 7 636 R450 535.80
Sales
Date of Sale Number of
DRDGOLD
Shares sold
Price per DRDGOLD Share Total value of Sale
2 December 2022 23 716
638 000
Trade 1
:

Various different

trades with the
following price information:
-

volume weighted average price
(“ VWAP ”) of R11.5277
-

highest price of R11.70
-

lowest price of R11.50
Trade 2: R11.45
R273 390.93
R7 305 100.00
5 December 2022 97 701
Various different

trades with the
following price information:
-

VWAP of R11.5756
-

highest price of R11.80
-

lowest price of R11.55
R1 130 947.70
6 December 2022 399 172
Various different

trades with the
following price information:
-

VWAP of R11.

3387
-

highest price of R11.41
-

lowest price of R11.30
R4 526 091.56
7 December 2022 390 306 R11.35 R4 429 973.10

Further Sales are expected to be implemented,

the details of which will be announced on SENS

in due course.
In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman

of the

board of

directors of

DRDGOLD. The

nature and

extent of

the Participants’

interest in

the
abovementioned transactions is direct beneficial, which transactions were completed outside of a closed period.

Johannesburg
8 December 2022
Sponsor

One Capital